Exhibit 99.1

Changyou Reports Second Quarter 2017 Unaudited Financial Results

Beijing, China, July 31, 2017– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter 2017.

Second Quarter 2017 Highlights

•	Total revenue was US$150 million[1], representing an increase of 16% year-over-year and 25% quarter-over-quarter, meeting the top end of the Company’s updated guidance.

•	Online game revenue was US$122 million, representing an increase of 23% year-over-year and 43% quarter-over-quarter, exceeding the Company’s updated guidance.

•	GAAP net income attributable to Changyou.com Limited was US$52 million, representing an increase of 57% year-over-year and 73% quarter-over-quarter, in line with the Company’s updated guidance.

•	Non-GAAP[2] net income attributable to Changyou.com Limited was US$61 million, representing an increase of 68% year-over-year and 72% quarter-over-quarter, in line with the Company’s updated guidance.

Mr. Dewen Chen, CEO, commented, “I’m pleased with the solid growth this quarter in both revenue and non-GAAP net income, which was mainly driven by the recent success of Legacy TLBB. In terms of our new games, we continue to direct our strategic focus on MMORPG games, advanced casual games and SLG games. We remain committed to delivering the highest quality games possible as we work hard to develop our next blockbuster.”

Mr. Qing Wei, Chief Games Development Officer added, “Our Legacy TLBB mobile game has consistently ranked among the top three grossing games in the Apple App Store since its launch in May. The success of Legacy TLBB was built on the enormous user base of our TLBB PC game and is a testament to our commitment to producing high quality games. The game took us a year and half to develop, and the team was given the Company’s full support and the best available resources. We made sure that we delivered the highest possible quality for the game through continuous testing and modification.”

Ms. Jasmine Zhou, CFO of Changyou added, “After the last couple of years’ hard work, a few more new titles are scheduled for launch at the end of this year or early next year. Until these games are officially launched, we will continue our testing and adjustments on them, and start the marketing process for them from the third quarter.”

[1]	For the second quarter of 2017, on a yearly basis, the depreciation of the RMB against the U.S. dollar impacted our reported financial results. On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2017 had been the same as it was in the second quarter of 2016, or RMB6.53=US$1.00, total revenue in the second quarter of 2017 would have been US$158 million, or US$8 million higher than GAAP total revenue, and up 22% year-over-year, rather than up 16% year-over-year.
[2]	Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Second Quarter 2017 Operational Results

•	Total average monthly active accounts[3] of the Company’s PC games were 2.4 million, representing a decrease of 17% year-over-year and flat quarter-over-quarter.

•	Total average monthly active accounts of the Company’s mobile games were 7.4 million, representing an increase of 208% year-over-year and 573% quarter-over-quarter.

•	Total quarterly aggregate active paying accounts[4] of the Company’s PC games were 0.9 million, representing a decrease of 10% year-over-year and flat quarter-over-quarter.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 2.5 million, representing an increase of 317% year-over-year and 733% quarter-over-quarter.

The year-over-year decrease for the Company’s PC games reflected the natural declining life cycles of the Company’s older games.

The year-over-year and quarter-over-quarter increases for the Company’s mobile games reflected the successful launch of the Company’s new mobile game, Legacy TLBB, in the second quarter.

Second Quarter 2017 Unaudited Financial Results

Revenue

Total revenue was US$150 million, representing an increase of 16% year-over-year and 25% quarter-over-quarter.

Online game revenue was US$122 million, representing an increase of 23% year-over-year and 43% quarter-over-quarter. The year-over-year and the quarter-over-quarter increases were mainly due to the successful launch of the Company’s new mobile game, Legacy TLBB, in the second quarter.

Online advertising revenue was US$7 million, representing a decrease of 39% year-over-year and an increase of 21% quarter-over-quarter. The year-over-year decrease was mainly due to fewer games being marketed on the 17173 website. The quarter-over-quarter increase was mainly due to a seasonal trend in online game advertising typical of the second quarter.

Cinema advertising revenue was US$17 million, representing an increase of 28% year-over-year and a decrease of 29% quarter-over-quarter. The year-over-year increase was because the Company took an active approach in acquiring more advertising resources. The quarter-over-quarter decrease was a result of a seasonal trend in cinema advertising typical of the second quarter.

Internet value-added services (“IVAS”) revenue was US$4 million, representing a decrease of 27% year-over-year and 14% quarter-over-quarter. The year-over-year and the quarter-over-quarter decreases were a result of lower revenue from PC internet products in the second quarter of 2017.

[3]	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
[4]	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Gross profit

GAAP and non-GAAP gross profit were both US$115 million, representing an increase of 32% year-over-year and 43% quarter-over-quarter. GAAP and non-GAAP gross margin were both 77%, compared with 68% in the second quarter of 2016, and 67% in the first quarter of 2017.

GAAP and non-GAAP gross profit of the online games business were both US$111 million, representing an increase of 50% year-over-year and 61% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 91%, compared with 74% in the second quarter of 2016 and 81% in the first quarter of 2017. The year-over-year and quarter-over-quarter increases in gross margin were due to the successful launch of Legacy TLBB in the second quarter, which has a high gross margin as revenue is recognized on a net basis after revenue-sharing with the third-party licensee operator.

GAAP and non-GAAP gross profit of the online advertising business were both US$5 million, representing a decrease of 41% year-over-year and an increase of 27% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 76%, compared with 79% in the second quarter of 2016 and 72% in the first quarter of 2017. The year-over-year decrease and quarter-over-quarter increase in gross margin reflected changes in revenue generated by the online advertising business each quarter while costs remained relatively flat.

GAAP and non-GAAP gross loss of the cinema advertising business were both US$2 million, compared with gross profit of US$3 million in the second quarter of 2016 and gross profit of US$6 million in the first quarter of 2017. GAAP and non-GAAP gross margin of the cinema advertising business were both negative 13%, compared with 19% in the second quarter of 2016 and 26% in the first quarter of 2017. The year-over-year decrease in gross margin was mainly due to an increase in costs related to acquiring advertising resources in the second quarter of 2017. The quarter-over-quarter decrease in gross margin was mainly due to lower cinema advertising revenue in the second quarter of 2017, while costs remained stable compared with the first quarter of 2017.

GAAP and non-GAAP gross profit of the IVAS business were both US$1 million, compared with gross profit of US$2 million in the second quarter of 2016 and gross profit of US$1 million in the first quarter of 2017.

Operating expense

Total operating expense was US$62 million, representing an increase of 6% year-over-year and 26% quarter-over-quarter.

Product development expense was US$36 million, representing an increase of 15% year-over-year and 35% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to an increase in expenses associated with new games.

Sales and marketing expense was US$13 million, representing a decrease of 6% year-over-year and an increase of 14% quarter-over-quarter. The year-over-year decrease was mainly due to a reduction in marketing and promotional spending for online games in the second quarter of 2017. The quarter-over-quarter increase was mainly due to an increase in sales and marketing expense for the cinema advertising business.

General and administrative expense was US$14 million, which was flat year-over-year and an increase of 14% quarter-over-quarter. The quarter-over-quarter increase was mainly due to an increase in share-based compensation expense resulting from an increase in the market price for the Company’s ADSs in the second quarter of 2017 compared to the first quarter of 2017.

Operating profit

Operating profit was US$54 million, compared with US$29 million in the second quarter of 2016 and US$32 million in the first quarter of 2017.

Non-GAAP operating profit was US$63 million, compared with US$33 million in the second quarter of 2016 and US$37 million in the first quarter of 2017.

Other Income, net

Other income was US$3 million, compared with US$4 million in the second quarter of 2016 and US$2 million in the first quarter of 2017.

Income tax expense

Income tax expense was US$10 million, compared with US$5 million in the second quarter of 2016 and US$8 million in the first quarter of 2017.

Net income

Net income was US$52 million, compared with US$33 million in the second quarter of 2016 and US$30 million in the first quarter of 2017.

Non-GAAP net income was US$61 million, compared with US$37 million in the second quarter of 2016 and US$35 million in the first quarter of 2017.

Net income attributable to non-controlling interests

GAAP and non-GAAP net income attributable to non-controlling interests was US$0.04 million. This compares with GAAP and non-GAAP net income of US$0.4 million in the second quarter of 2016, and GAAP and non-GAAP net income of US$0.1 million in the first quarter of 2017. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$52 million, compared with US$33 million in the second quarter of 2016 and US$30 million in the first quarter of 2017. Fully-diluted net income attributable to Changyou.com Limited per ADS5 was US$0.96, compared with US$0.62 in the second quarter of 2016 and US$0.56 in the first quarter of 2017.

Non-GAAP net income attributable to Changyou.com Limited was US$61 million, compared with US$36 million in the second quarter of 2016 and US$35 million in the first quarter of 2017. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$1.14, compared with US$0.68 in the second quarter of 2016 and US$0.66 in the first quarter of 2017.

[5]	Each ADS represents two Class A ordinary shares.

Liquidity

As of June 30, 2017, Changyou had cash and cash equivalents and short-term investments of US$820 million, compared with US$831 million as of December 31, 2016.

Operating cash flow for the second quarter of 2017 was a net inflow of US$33 million.

Business Outlook

For the third quarter of 2017, Changyou expects:

•	Total revenue to be between US$160 million and US$170 million, including online game revenue of US$120 million to US$130 million;

•	Non-GAAP net income attributable to Chanyou.com Limited to be between US$55 million and US$60 million, and non-GAAP income per fully-diluted ADS to be between US$1.02 and US$1.12. Share based compensation to be around US$2 million, assuming no new grants of share-based awards and that the market price of Changyou’s ADSs is unchanged. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com to be between US$53 million and US$58 million, and GAAP income per fully-diluted ADS to be between US$0.99 and US$1.08.

For the third quarter 2017 guidance, the Company has adopted a presumed exchange rate of RMB7.00 = US$1.00, as compared with the actual exchange rate of approximately RMB6.66 = US$1.00 for the third quarter 2016, and RMB6.86=US$ 1.00 for the second quarter 2017.

Pending Management Change

Changyou also announced that Ms. Jasmine Zhou has submitted to the Company’s Board of Directors (the “Board”) her resignation as the Company’s Chief Financial Officer, for personal reasons. Ms. Zhou has agreed, at the Board’s request, that she will remain in her current position for a suitable period, in order to allow the Company’s management and the Board to identify a suitable replacement for Ms. Zhou.

Dewen Chen, Changyou’s Chief Executive Officer, commented: “We wish to thank Jasmine for her extraordinary leadership and contributions to Changyou. Jasmine has been an integral part of our management team and has led a strong financial team, during an important period of strategic change and re-organization, that helped rationalize operations and drove up efficiencies, which were instrumental in our improved margins. Jasmine will be missed, but we do respect her decision and wish her continued success in her future endeavors.”

Jasmine Zhou, Changyou’s Chief Financial Officer, said: “It is with very mixed feelings that I have decided to leave Changyou, which has been a very rewarding experience for me. I am comforted to know that I will be leaving a company that is in sound financial condition, well-poised to move forward, and wish the Changyou’s talented business and financial management teams, and all of the Company’s wonderful employees, great success in the mobile game era.”

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 27, 2017, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, July 31, 2017 (7 p.m. Beijing/Hong Kong, July 31, 2017).

The dial-in details for the live conference call are:

US:	888-394-8218
Hong Kong:	800-961-105
China Mainland:	400-1209-101
International:	+1-323-794-2130
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on July 31, 2017 through August 6, 2017. The dial-in details for the telephone replay are:

International:	+1-719-457-0820
Passcode:	1546920

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel:          +86 (10) 6192-0800

E-mail:     ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
Revenue:
Online game	$122,398	$85,325	$99,226
Online advertising	7,076	5,854	11,541
Cinema advertising	17,360	24,600	13,549
IVAS	3,527	4,091	4,844

Total revenue	150,361	119,870	129,160

Cost of revenue:
Online game (includes share-based compensation expense of $44, $24, and $17 respectively)	11,612	16,505	25,383
Online advertising	1,705	1,620	2,370
Cinema advertising	19,627	18,203	11,017
IVAS	2,078	2,784	3,114

Total cost of revenue	35,022	39,112	41,884

Gross profit	115,339	80,758	87,276

Operating expense:
Product development (includes share-based compensation expense of $3,500, $2,004, and $1,334 respectively)	35,726	26,408	31,112
Sales and marketing (includes share-based compensation expense of $719, $401, and $299 respectively)	12,501	10,937	13,353
General and administrative (includes share-based compensation expense of $5,219, $3,104, and $1,762 respectively)	13,606	11,895	13,668

Total operating expense	61,833	49,240	58,133

Operating profit	53,506	31,518	29,143

Interest income	7,106	5,343	3,233
Foreign currency exchange (loss)/gain	(1,558)	(742)	2,450
Other income, net	2,586	2,267	3,522

Income before income tax expense	61,640	38,386	38,348
Income tax expense	(10,060)	(8,425)	(5,012)

Net income	51,580	29,961	33,336
Less: Net income attributable to non-controlling interests	36	103	402

Net income attributable to Changyou.com Limited	$51,544	$29,858	$32,934

Basic net income attributable to Changyou.com Limited per ADS	$0.98	$0.57	$0.63

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	52,607	52,380	52,254

Diluted net income attributable to Changyou.com Limited per ADS	$0.96	$0.56	$0.62

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,480	53,435	53,113

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2017	As of Dec. 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$518,439	$597,188
Accounts receivable, net	94,119	47,150
Short-term investments	301,442	233,491
Prepaid and other current assets	604,437	484,995
Assets held for sale[6]	—	103,079

Total current assets	1,518,437	1,465,903

Non-current assets:
Fixed assets, net	188,937	189,770
Goodwill[6]	110,363	26,502
Intangible assets, net	14,200	12,335
Deferred tax assets	7,724	7,952
Other assets, net	6,694	5,575

Total non-current assets	327,918	242,134

TOTAL ASSETS	$1,846,355	$1,708,037

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$42,461	$43,541
Accounts payable and accrued liabilities	472,777	460,674
Tax payables	14,904	8,381
Liabilities held for sale[6]	—	3,902

Total current Liabilities	530,142	516,498

Long-term liabilities:
Long-term deferred tax liabilities	31,556	29,336
Long-term tax payable	13,613	13,295
Other long-term liabilities	1,060	744

Total long-term liabilities	46,229	43,375

Total liabilities	576,371	559,873
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,239,517	1,117,767
Non-controlling interests	30,467	30,397

Total shareholders’ equity	1,269,984	1,148,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,846,355	$1,708,037

[6]	In the third quarter of 2016, the Company’s management had an intention to divest the Company’s interest in MoboTap. Therefore, the assets and liabilities of MoboTap were recognized as assets-held-for-sale and liabilities-held-for-sale, respectively, in the Company’s financial statements for the third and fourth quarters of 2016. In the first quarter of 2017, due to the suspension of negotiations with the potential buyers of MoboTap, the Company’s management determined that the disposal is unlikely to be completed within one year. As a result, the assets-held-for-sale and liabilities-held-for-sale related to MoboTap have been reclassified as assets and liabilities, in the Company’s balance sheet as of June 30, 2017.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2017
	Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$110,786	44	110,830
Online advertising gross profit	5,371	0	5,371
Cinema advertising gross loss	(2,267)	0	(2,267)
IVAS gross profit	1,449	0	1,449

Gross profit	$115,339	44	115,383

Gross margin	77%		77%
Operating expense	61,833	(9,438)	52,395

Operating profit	$53,506	9,482	62,988

Operating margin	36%		42%

Income tax expense	10,060	0	10,060
Net income	$51,580	9,482	61,062

Less: Net income attributable to non-controlling interests	36	3	39

Net income attributable to Changyou.com Limited	$51,544	9,479	61,023

Net margin attributable to Changyou.com Limited	34%		41%

Diluted net income attributable to Changyou.com Limited per ADS	$0.96		1.14

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,480		53,749

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$68,820	24	68,844
Online advertising gross profit	4,234	0	4,234
Cinema advertising gross profit	6,397	0	6,397
IVAS gross profit	1,307	0	1,307

Gross profit	$80,758	24	80,782

Gross margin	67%		67%
Operating expense	49,240	(5,509)	43,731

Operating profit	$31,518	5,533	37,051

Operating margin	26%		31%

Income tax expense	8,425	0	8,425
Net income	$29,961	5,533	35,494

Less: Net income attributable to non-controlling interests	103	3	106

Net income attributable to Changyou.com Limited	$29,858	5,530	35,388

Net margin attributable to Changyou.com Limited	25%		30%

Diluted net income attributable to Changyou.com Limited per ADS	$0.56		0.66

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,435		53,771

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$73,843	17	73,860
Online advertising gross profit	9,171	0	9,171
Cinema advertising gross profit	2,532	0	2,532
IVAS gross profit	1,730	0	1,730

Gross profit	$87,276	17	87,293

Gross margin	68%		68%
Operating expense	58,133	(3,395)	54,738

Operating profit	$29,143	3,412	32,555

Operating margin	23%		25%

Income tax expense	5,012	0	5,012
Net income	$33,336	3,412	36,748

Less: Net income attributable to non-controlling interests	402	8	410

Net income attributable to Changyou.com Limited	$32,934	3,404	36,338

Net margin attributable to Changyou.com Limited	25%		28%

Diluted net income attributable to Changyou.com Limited per ADS	$0.62		0.68

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,113		53,759